

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Sebastian Skuza
Secretary of State
POLAND REPUBLIC OF
Consul General of the Republic of Poland
233 Madison Ave
New York, NY 10016

> **Re: State Treasury of the Republic of Poland**
> **Schedule B filed on September 6, 2022**
> **File No. 333-267287**

Dear Mr. Skuza:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule B

The Economy, page 15

1.   We note your disclosure that certain data are not entirely comparable to 2021 data due to changes in methodology. To the extent possible, describe the change in methodology and/or the material impact that such change would have on the more recent data.

Meeting of Holders of Debt Securities; Modification, page 63

2.   On page 64, the prospectus discusses certain types of collective action clauses. Please identify the collective action clause provisions under a separate caption or refer to the collective action clauses in the current caption.

Sebastian Skuza
POLAND REPUBLIC OF
September 30, 2022
Page 2

<u>Exhibits, Legal Opinion, page II-4</u>

3. We note your representation in Part II that the issuer agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland as to the legality of each issue of the securities. Please confirm to us that you will file clean legal opinions of all relevant parties as to the legality of the issue of the securities at the time of each takedown.

<u>General</u>

4. To the extent possible, please update all information and statistics in the registration statement to provide the most recent data possible. This may include, for example, your use of "preliminary data" throughout the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Hsu, Special Counsel, at 202-551-5243 or Michael Coco, Office Chief, at 202-551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance